Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

February 24, 2025

Re:	Rithm Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed February 21, 2025 File No. 333-284671

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Isabel Rivera Mary Beth Breslin

Ladies and Gentlemen:

On behalf of our client, Rithm Acquisition Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No.1 to Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 21, 2025 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement, has filed an updated Cayman Islands counsel legal opinion set forth in Exhibit 5.2 thereto and is filing an Amendment No. 2 to the Registration Statement on Form S-1 together with this response letter.

The Company has also updated the disclosure on pages 3, 114 and 166 of the Registration Statement in response to Comment 6 provided by the Staff in its letter dated January 16, 2025. In this regard, we confirm on behalf of the Company that other than Rithm Capital Corp. and Michael Nierenberg, no other person or entity has a direct or indirect material interest in the Company’s sponsor vehicle.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Registration Statement on Form S-1 filed February 21, 2025

Exhibits

1.	We note the legal opinion from your Cayman Islands counsel, filed as exhibit 5.2, has a number of inappropriate assumptions. For example, in reference to paragraphs 2.8 and 2.10, it is not appropriate for counsel to assume away material facts underlying the opinion or any readily ascertainable facts. Please request that counsel revise the opinion to remove all inappropriate assumptions. For guidance, please refer to Section II.B.3. of Staff Legal Bulletin No. 19.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed an updated legal opinion from the Company’s Cayman Islands counsel to address the Staff’s comment.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc	Michael Nierenberg, Chairman and Chief Executive Officer, Rithm Capital Corp. Philip Sivin, Managing Director – Chief Counsel, Rithm Capital Corp. Christian O. Nagler, Kirkland & Ellis LLP